Mail Stop 3561

August 11, 2009

Ira P. Kerker
Chief Executive Officer
Vitacost.com, Inc.
5400 Broken Sound Boulevard. NW, Suite 500
Boca Raton, Florida 33487-3521

> **Re: Vitacost.com, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 28, 2009**
> **File No. 333-143926**

Dear Mr. Kerker:

       We have reviewed your response letters filed July 28 and 29, 2009 and amendment four
to your Form S-1 filed July 28, 2009. Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your explanation as
to why our comments are inapplicable or a revision is unnecessary. In some of our comments,
we may ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may
raise additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1.   Considering the likelihood that health care reform legislation will be implemented by
     Congress at some point in the near future, please revise your registration statement, as
     applicable, to address how such legislation may impact your business.

2.   We note your response to comment five of our July 10, 2009 letter and the materials you
     have provided in support of your third-party statements. In this regard, please tell us why
     you believe the statement on page 51 that "78% of U.S. consumers take an interest in
     health or wellness," is supported by the materials you provide when you include in this
     percentage what the reports describes as "fence sitters."

Summary, page 1
Our Business, page 1

3. We note that the supplemental material you provided in response to comment three of our July 10, 2009 letter provides your ranking in terms of revenue. In light of this, please expand your disclosure to clarify the factors by which you consider yourself a "leading" online retailer.

Manufacturing, page 57

4. We reissue comment 22 of our July 10, 2009 letter, in part. Please revise your disclosure to provide the names of the four manufacturers you identify in the fourth full paragraph on page 57.

Executive Compensation, page 75

Determining the Amount of Each Element of Compensation, page 76

5. We note your response to comment 26 of our July 10, 2009 letter where you indicate that you have omitted budgeted revenue and budgeted EBITDA and other targets because you believe such information is confidential. First, please tell us what the "other targets" constitute with a view to understanding why you believe they should be kept confidential. Second, with respect to those targets you have identified, we do not believe your response sufficiently explains why budgeted revenue and budgeted EBITDA would cause competitive harm; in this regard, we note that types of targets do not appear to cover information that would be appropriate to grant confidential treatment. Please revise your response to explain in sufficient detail why you believe disclosure of these targets would cause competitive harm.

6. We note your response to comment 27 of our July 10, 2009 letter. Please revise your disclosure to explain how you determine how much of the bonus is allocated between achievement of your financial and nonfinancial goals. Your footnote disclosure to the table that appears on page 78 would seem to indicate that such bonuses were based exclusively upon achievement of financial goals; if true, please state that nonfinancial goals were not taken into account at all in 2008.

Executive Equity Ownership, page 79

7. You state in your response to comment 28 of our July 10, 2009 letter that only options granted to your CEO and CFO vested immediately, but your disclosure in the first paragraph on page 79 indicates that the options granted to your Vice President Marketing also vested immediately. Please revise or advise.

Ira P. Kerker
Vitacost.com, Inc.
August 11, 2009
Page 3

<u>Consolidated Financial Statements for the Year Ended December 31, 2008, page F-1</u>

8. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

<u>Exhibit 23.1 Consent of Independent Registered Public Accounting Firm</u>

9. Please file an updated consent from your independent registered public accounting firm. Refer to Item 601(b)(23) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeremy Stonehill, Esq.
        (Via Facsimile)